Mail Stop 4561

August 29, 2008

By U.S. Mail and facsimile to (901)523-5762

D. Bryan Jordan
Executive Vice President and Chief Financial Officer
First Horizon National Corporation
165 Madison Avenue
Memphis, TN

> Re: First Horizon National Corporation
>   File No. 1-15185
>   Form 10-K for the period ended December 31, 2007
>   Forms 10-Q for the periods ended March 31 and June 30, 2008

Dear Mr. Jordan:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us drafts of your proposed revisions to your future filings in response to our comments. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended June 30, 2008

General

D. Bryan Jordan
Executive Vice President and Chief Financial Officer
First Horizon National Corporation
August 29, 2008
Page 2

1. Please revise future filings to include updated footnote disclosures of your investment securities or tell us why you do not believe such disclosures are relevant in to understanding your quarterly financial statements.

Provision for Loan Losses/Asset Quality, page 42

2. Please revise future filings beginning in your next Form 10-Q to more clearly disclose how management determined the adequacy of the allowance for loan and lease losses at December 31, 2007, March 31, 2008, and June 30, 2008 in light of the trends you were experiencing. Specifically consider the following apparent statistics derived from disclosures here and in Note 3 in developing your revised disclosures:

- We note that charge-offs at for the six month period ended June 30, 2008 represent approximately 68% of the allowance for loan and lease losses at December 31, 2007. We note similar statistics for the year ended December 31, 2007 compared the allowance for loan and lease losses at December 31, 2006.

- We note that non-performing loans at June 30, 2008 represent approximately 135% of the allowance for loan and lease losses at that date. We note that non-performing loans at December 31, 2007 represent approximately 90% of the allowance for loan and lease losses at that date.

- We note that non-performing loans increased approximately 251% from December 31, 2007 while the allowance for loan and lease losses increased approximately 60%.

- We note that charge-offs for the six month period ended June 30, 2008 increased approximately 159% from the year ended December 31, 2007.

* * * * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provide us drafts of your proposed revisions to future filings and any requested supplemental information. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief